

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2013

Via E-Mail
Terrence E. Winters, Ph.D.
Co-Chairman of the Board &
Chief Executive Officer
Vital Therapies, Inc.
15222 Avenue of Science, Suite B
San Diego, CA 92128

> **Re: Vital Therapies, Inc.**
> **Revised Draft Registration Statement on Form S-1**
> **Submitted August 30, 2013**
> **CIK No. 0001280776**

Dear Dr. Winters:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Critical Accounting Policies and Significant Judgments and Estimates
Stock-based Compensation, page 46

1. Refer to your response to comment 22, including your new disclosure on page F-26. We are deferring a final evaluation of stock compensation and other costs until your estimated offering price is specified. We may have further comments in this regard, when the amendment containing this information is filed. In your response, please confirm that no new equity issuances, including future purchase rights, options, convertible preferred stock, etc., have been issued subsequent to the balance sheet date.

Notes to the Financial Statements
7. Redeemable Convertible Preferred Stock
Future Purchase Rights, page F-25

2. For each issuance of future purchase rights, please disclose the number of future purchase rights issued, the fair value recorded, the fair value of the common stock assumed in the calculation, and any beneficial conversion feature recorded in connection with the issuance. Also, for each beneficial conversion feature recorded, provide us with a calculation. In addition, on page 45, you assert that a gain or loss on future purchase rights liabilities depends in part upon fluctuations in the fair value of your common stock. Please explain how the gain of $3.1 million recognized in 2012 and loss of $3.5 million recognized in 2013, as disclosed on page F-22, are consistent with this assertion, particularly considering the fluctuations in the fair value of your common stock, as disclosed on page 48. Please note that we are deferring a final evaluation of the future purchase rights and other costs until your estimated offering price is specified.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Franklin Wyman at (202) 551-3660 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
        Martin J. Waters
        Wilson Sonsini Goodrich & Rosati,
        Professional Corporation
        12235 El Camino Real, Suite 200
        San Diego, CA 92130-3002